VIA EDGAR

June 15, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Parhaum J. Hamidi, Kevin M. Dougherty, H. Roger Schwall

Re:	Bill Barrett Corporation and Guarantors
Registration Statement on Form S-4 (File No. 333-218414)

Dear Gentlemen:

Bill Barrett Corporation and the co-registrant guarantors listed in the above-referenced Registration Statement on Form S-4, as amended (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on June 16, 2017, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335.

[Signature Page Follows]

Sincerely,

BILL BARRETT CORPORATION

By:	/s/ R. Scot Woodall
R. Scot Woodall
Chief Executive Officer, President, and Director

CIRCLE B LAND COMPANY LLC AURORA GATHERING, LLC

By:	/s/ R. Scot Woodall
R. Scot Woodall
Chief Executive Officer, President, and Manager